SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

Carrie.li@sidley.com
(852) 2509-7886

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866

[redacted]

08000942

Our Ref: 19160-10100

February 18, 2008

SUPPL

SEC
Mail Processing
Section

FEB 20 2008

Washington, DC
104

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find an announcement which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

HK1 396903v.8

康師傅控股有限公司 *

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code : 322)

SPECIAL DIVIDEND

AND

CLOSURE OF REGISTER OF MEMBERS

The Board is pleased to announce that the Directors have resolved to declare a special dividend ("Special Dividend") of US1.07 cents per share for the nine months ended 30 September 2007. The Special Dividend will be paid on or before 14 March 2008.

To ascertain the entitlement of the shareholders to the Special Dividend, the register of members of the Company will be closed from 1 March 2008 to 4 March 2008, both days inclusive, during which period no transfer of shares will be registered.

SPECIAL DIVIDEND

At a meeting of the board ("Board") of directors ("Directors") of Tingyi (Cayman Islands) Holding Corp. ("Company") held on 14 February 2008, the Directors resolved to declare a Special Dividend of US1.07 cents per share to the shareholders of the Company whose names will appear on the register of members of the Company on 4 March 2008 (shareholders who bought the Company's shares on or before 27 February 2008 and should ensure that transfers are lodged with the Company's Registrar in Hong Kong for registration no later than 4:00 p.m. on 29 February 2008). The Special Dividend will be paid on or before 14 March 2008 and for shareholders in Hong Kong will be paid in Hong Kong dollars. The total amount of the Special Dividend will be US$59.8 million.

The Directors approved the declaration of the Special Dividend after taking into consideration of (1) the excellent announced results for the period ended 30 September 2007; and (2) the Company's estimated capital expenditures of approximately US$418 million for 2008 and normal working capital requirements as the Company's healthy finance structure and cash flow will be continued to maintain. The board approved to declare the Special Dividend to reward the on-going support of the company's shareholders.

CLOSURE OF REGISTER OF MEMBERS

To ascertain the entitlement of the shareholders to the Special Dividend, the register of members of the Company will be closed from 1 March 2008 to 4 March 2008, both days inclusive, during which period no transfer of shares will be registered. To qualify for the Special Dividend, shareholders should ensure that transfers are lodged with the Company's Registrar in Hong Kong, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration no later than 4:00 p.m. on 29 February 2008.

GENERAL

As at the date of this announcement, Mr Wei Ing-Chou, Mr Takeshi Ida, Mr Ryo Yoshizawa, Mr Wei Ying-Chiao, Mr Wu Chung-Yi and Mr Junichiro Ida are Executive Directors of the Company. Mr Hsu Shin-Chun, Mr Lee Tiong-Hock and Mr Kazuo Ogawa are Independent Non-executive Directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Hong Kong, 15 February 2008

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

* *For identification purposes only*

END